UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Six Months Ended August 31, 2016.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 31, 2016.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636). August 20, 2015 (File No. 333-206480), and on February 12, 2016 (File No. 333-209525).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	August 31, 2016	February 29, 2016
Assets
Current
Cash and cash equivalents	$1,687	$957
Short-term investments	413	1,420
Accounts receivable, net	222	338
Other receivables	47	51
Inventories	41	143
Income taxes receivable	27	—
Other current assets	73	102
Assets held for sale	129	257
	2,639	3,268
Long-term investments	321	197
Restricted cash	53	50
Property, plant and equipment, net	121	155
Goodwill	562	618
Intangible assets, net	652	1,213
Deferred income tax asset	—	33
	$4,348	$5,534
Liabilities
Current
Accounts payable	$228	$270
Accrued liabilities	274	368
Income taxes payable	—	9
Deferred revenue	310	392
Long-term debt	1,329	—
	2,141	1,039
Long-term debt	—	1,277
Deferred income tax liability	9	10
	2,150	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 523,488,487 voting common shares (February 29, 2016 - 521,172,271)	2,480	2,448
Retained earnings (deficit)	(274)	768
Accumulated other comprehensive loss	(8)	(8)
	2,198	3,208
	$4,348	$5,534
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance as at February 29, 2016	$2,448	$768	$(8)	$3,208
Net loss	—	(1,042)	—	(1,042)
Shares issued:
Stock-based compensation	30	—	—	30
Employee share purchase plan	2	—	—	2
Balance as at August 31, 2016	$2,480	$(274)	$(8)	$2,198
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Revenue	$334	$490	$734	$1,148
Cost of sales
Cost of sales	139	301	338	630
Inventory write-down	97	4	144	23
	236	305	482	653
Gross margin	98	185	252	495
Operating expenses
Research and development	85	122	174	261
Selling, marketing and administration	139	191	271	365
Amortization	44	67	98	132
Impairment of goodwill	—	—	57	—
Impairment of long-lived assets	—	—	501	—
Write-down of assets held for sale	123	—	123	—
Debentures fair value adjustment	62	(228)	38	(385)
	453	152	1,262	373
Operating income (loss)	(355)	33	(1,010)	122
Investment loss, net	(16)	(12)	(31)	(28)
Income (loss) before income taxes	(371)	21	(1,041)	94
Provision for (recovery of) income taxes	1	(30)	1	(25)
Net income (loss)	$(372)	$51	$(1,042)	$119
Earnings (loss) per share
Basic	$(0.71)	$0.10	$(1.99)	$0.23
Diluted	$(0.71)	$(0.24)	$(1.99)	$(0.34)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Net income (loss)	$(372)	$51	$(1,042)	$119
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	(1)	—	(2)	(1)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of nil for the three and six months ended (August 29, 2015 - income tax recovery of nil and $3 million)	—	(6)	3	(4)
Amounts reclassified to net income (loss) during the period for derivatives designated as cash flow hedges, net of income tax recovery of nil for the three and six months ended (August 29, 2015 - income tax recovery of nil and $3 million)	(1)	9	(2)	19
Foreign currency translation adjustment	—	3	1	(9)
Other comprehensive income (loss)	(2)	6	—	5
Comprehensive income (loss)	$(374)	$57	$(1,042)	$124
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 31, 2016	August 29, 2015
Cash flows from operating activities
Net income (loss)	$(1,042)	$119
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	129	327
Deferred income taxes	32	(29)
Stock-based compensation	30	28
Loss on disposal of property, plant and equipment	1	41
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Write-down of assets held for sale	123	—
Other-than-temporary impairment on cost-based investments	7	—
Debentures fair value adjustment	38	(385)
Other	4	17
Net changes in working capital items:
Accounts receivable, net	116	175
Other receivables	4	31
Inventories	102	(20)
Income taxes receivable, net	(27)	153
Other current assets	28	203
Accounts payable	(42)	(40)
Income taxes payable	(9)	—
Accrued liabilities	(63)	(265)
Deferred revenue	(82)	(111)
Net cash provided by (used in) operating activities	(93)	244
Cash flows from investing activities
Acquisition of long-term investments	(328)	(127)
Proceeds on sale or maturity of long-term investments	112	66
Acquisition of property, plant and equipment	(7)	(21)
Acquisition of intangible assets	(19)	(31)
Business acquisitions, net of cash acquired	(5)	(53)
Acquisition of short-term investments	(665)	(1,413)
Proceeds on sale or maturity of short-term investments	1,746	1,598
Conversion of cost-based investment to equity securities	10	—
Unrealized loss in equity securities	(1)	—
Effect of foreign exchange on investing activities	—	4
Net cash provided by investing activities	843	23
Cash flows from financing activities
Issuance of common shares	2	1
Payment of contingent consideration from business acquisitions	(15)	—
Common shares repurchased	—	(47)
Effect of foreign exchange gains on restricted cash	(3)	—
Transfer from restricted cash	—	3
Repurchase of debentures	(5)	—
Net cash used in financing activities	(21)	(43)
Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(10)
Net increase in cash and cash equivalents during the period	730	214
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$1,687	$1,447
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 29, 2016 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and six months ended August 31, 2016 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2017.
Effective in the fourth quarter of fiscal 2016, the Company changed its fiscal year from a 52 or 53-week year ending the last Saturday in February or the first Saturday in March to a calendar basis ending the last day of February. The operating results for the three months ended August 31, 2016, therefore, comprise 92 days, which is one day longer than the comparative three months ended August 29, 2015, which was 91 days.
Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
In the first quarter of fiscal 2017, the Company internally reorganized into multiple reporting units and, as a result, the Chief Operating Decision Maker (“CODM”), who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units. The Company was previously organized as a single operating segment. As a result of the internal reporting reorganization, the Company is organized and managed as three reportable operating segments: Software & Services, Mobility Solutions, and Service Access Fees (“SAF”), as further discussed in Note 14.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements.
Assets Held For Sale
When certain criteria are met, the Company reclassifies assets and related liabilities as held for sale at the lower of their carrying value or fair value less costs to sell and, if material, presents them separately on the Company’s consolidated balance sheets. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. If the plan to sell an asset includes a leaseback arrangement for which the Company will retain more than a minor portion of the use of the asset, then the asset is not reclassified as held for sale as the criteria are deemed not to have all been met. Assets classified as held for sale are no longer amortized. Comparative historical figures are reclassified to conform to the current year’s presentation.
The Company applies judgment in determining whether the criteria for reclassifying assets as held for sale are met, including the assessment of sale leaseback arrangements included in the plan to sell. Further, in determining fair values less costs to sell, the Company utilizes bids received from prospective purchasers and third party appraisals, based on discounted cash flow or market comparable valuation approaches. The Company estimates costs to sell based on historical costs incurred for similar transactions. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimates of fair value, it could have a material impact on earnings.
For discussion about the Company's assets held for sale, see Note 3 and Note 7.
Goodwill Impairment
Goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is allocated at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate the asset may be impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity and the testing of recoverability for a significant asset group.
As a result of the internal reporting reorganization and the Company’s transition to segmented reporting, the Company now consists of multiple reporting units within these operating segments. This change in reporting unit structure necessitated a goodwill impairment assessment preceding and following the reorganization of reporting units. The

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. The estimated fair value is determined utilizing multiple approaches that are in accordance with U.S. GAAP based on the reporting units valued. In its analysis, the Company utilized multiple valuation techniques, including the income approach, discounted future cash flows, the market-based approach, and the asset value approach, which is based on the sum of the values of each of the assets and liabilities within the entity. Following the reorganization, goodwill was assigned to the reporting units based upon the relative fair value allocation approach. The fair value of the Company’s reporting units was reconciled to the Company’s market capitalization based on the quoted market price of the Company’s stock in an active market, adjusted by an appropriate control premium. The carrying amount of the Company’s assets was assigned to reporting units using reasonable methodologies based on the asset type. When the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit is considered to be impaired and the second step is necessary.
The completion of step one of the goodwill impairment test following the internal reporting reorganization provided indications of impairment in certain reporting units, necessitating step two.
In the second step, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The second step involves significant judgment in the selection of assumptions necessary to arrive at an implied fair value of goodwill.
Using the impaired reporting units’ fair value determined in step one as the acquisition prices in hypothetical acquisitions of the reporting units, the implied fair values of goodwill were calculated as the residual amount of the acquisition price after allocations made to the fair values of net assets, including working capital, property, plant and equipment and both recognized and unrecognized intangible assets. Based on the results of step two of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded total goodwill impairment charges of $5 million and $52 million in the Mobility Solutions and SAF operating segments, respectively (the “Goodwill Impairment Charge”), in the first quarter of fiscal 2017. The results of step one of the goodwill impairment test also indicated impairment in the asset groups associated with those reporting units resulting in the long-lived asset impairment test as discussed below.
Long-lived Asset Impairment
The Company reviews long-lived assets (“LLA”) such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, or a significant decline in revenue or adverse changes in the economic environment.
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
When indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the asset group’s estimated undiscounted future cash flows to the carrying amount of its net assets. If the net cash flows of the asset group exceeds the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair values are determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group’s net assets exceeds the fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.
The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. As a result of step one of the goodwill impairment assessment, the Company performed an LLA impairment analysis on the asset groups associated with the impaired reporting units using the

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

procedure described above. Accordingly, a cash flow recoverability test was performed during the quarter. The estimated undiscounted net cash flows of the asset groups showing indicators of impairment were determined utilizing the Company’s internal forecasts. The Company concluded that the carrying value of certain asset groups exceeded the undiscounted net cash flows. Consequently, step two of the LLA impairment test was performed whereby the fair values of certain of the Company’s assets were compared to their carrying values.
As a result of such LLA impairment test, the Company recorded a non-cash, pre-tax and after-tax charge against its LLA of approximately $501 million ($0.96 per share) (the “LLA Impairment Charge”) in the first quarter of fiscal 2017, which was applicable to the intellectual property within the asset group associated with the Mobility Solutions segment.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of revenue from contracts with customers. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2016, the FASB issued an update that clarifies the implementation guidance on identifying promised goods or services and on determining whether an entity’s promise to grant a license with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued an update that rescinds various standards codified as part of Topic 605, Revenue Recognition, in relation to the future adoption of Topic 606, Revenue from Contracts with Customers. These rescissions include changes to topics pertaining to revenue and expense recognition for freight services in process, accounting for shipping and handling fees and costs, and accounting for consideration given by a vendor to a customer. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued a new accounting standard on the topic of revenue contracts that aims to reduce the risk of diversity in practice, including collectibility, non-cash consideration, presentation of sales tax, and transition. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

In June 2016, the FASB issued a new accounting standard on the topic of financial instruments that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update clarify the classification of certain cash receipts and cash payments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at August 31, 2016 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$1,513	$—	$—	$—	$1,513	$1,510	$—	$—	$3
Other investments	36	—	—	—	36	—	—	36	—
	1,549	—	—	—	1,549	1,510	—	36	3
Level 1:
Equity securities	10	—	(1)	—	9	9	—	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	202	—	—	—	202	60	92	—	50
Commercial paper	124	—	—	—	124	35	89	—	—
Non-U.S. promissory notes	44	—	—	—	44	44	—	—	—
Non-U.S. government sponsored enterprise notes	82	—	—	—	82	—	82	—	—
Non-U.S. treasury bills/notes	79	—	—	—	79	29	50	—	—
U.S. treasury bills/notes	365	—	—	—	365	—	100	265	—
	896	—	—	—	896	168	413	265	50
Level 3:
Corporate bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	21	2	—	(4)	19	—	—	19	—
	22	2	—	(4)	20	—	—	20	—
	$2,477	$2	$(1)	$(4)	$2,474	$1,687	$413	$321	$53

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 29, 2016 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$603	$—	$—	$—	$603	$600	$—	$—	$3
Other investments	52	—	—	—	52	—	—	52	—
	655	—	—	—	655	600	—	52	3
Level 1:
Auction rate securities	10	1	—	(1)	10	—	10	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	122	—	—	—	122	—	75	—	47
Bankers' acceptances	73	—	—	—	73	73	—	—	—
Commercial paper	402	—	—	—	402	104	298	—	—
Non-U.S. promissory notes	175	—	—	—	175	65	110	—	—
U.S. government sponsored enterprise notes	104	—	—	—	104	—	104	—	—
Non-U.S. government sponsored enterprise notes	232	—	—	—	232	—	232	—	—
Non-U.S. treasury bills/notes	395	—	—	—	395	115	280	—	—
U.S. treasury bills/notes	435	—	—	—	435	—	311	124	—
	1,938	—	—	—	1,938	357	1,410	124	47
Level 3:
Corporate bonds	2	—	—	—	2	—	—	2	—
Auction rate securities	21	2	—	(4)	19	—	—	19	—
	23	2	—	(4)	21	—	—	21	—
	$2,626	$3	$—	$(5)	$2,624	$957	$1,420	$197	$50
As at August 31, 2016, the Company’s other investments consisted of cost method investments of $36 million (February 29, 2016 - $52 million). During the three and six months ended August 31, 2016, the Company recorded an other-than-temporary impairment charge of nil and approximately $7 million relating to certain of its cost method investments.
During the quarter, the issuer of one of the Company’s cost-based investments conducted an initial public offering on the NASDAQ Stock Market. The Company received the value of its investment in public equities and classified the investment as a Level 1 available-for-sale equity security.
There were no realized gains or losses on available-for-sale securities for the three and six months ended August 31, 2016 or the three and six months ended August 29, 2015.
The Company has restricted cash, consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to nine years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at August 31, 2016 and February 29, 2016 were as follows:

	As at
	August 31, 2016		February 29, 2016
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$631	$631	$1,822	$1,823
Due in one to five years	266	266	127	127
Due after five years	17	19	17	19
No fixed maturity	10	9	—	—
	$924	$925	$1,966	$1,969
As at August 31, 2016 and February 29, 2016, the Company had no investments with continuous unrealized losses.
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheets as at August 31, 2016 and February 29, 2016.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy by the independent third party valuator, within a set tolerance level and on a daily basis. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade. The Company also holds equity securities following the initial public offering by the issuer of a previous cost-based investment.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and six months ended August 31, 2016 and August 29, 2015:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Balance, beginning of period	$21	$40	$21	$40
Principal repayments	(1)	(1)	(1)	(1)
Balance, end of period	$20	$39	$20	$39
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and six months ended August 31, 2016 and August 29, 2015.

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral that would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at August 31, 2016	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$19	Discounted cash flow	Weighted-average life	17 years	(Decrease)/increase
			Collateral value (as a % of fair value)	139%	Increase/(decrease)
			Probability of waterfall event	10%	Increase/(decrease)
			Probability of permanent suspension of auction	5%	(Decrease)/increase
			Probability of being called at par	25%	Increase/(decrease)
Non-recurring Fair Value Measurements
Assets Held for Sale
As described in Note 7, the Company has decided to sell certain assets and as a result, certain property, plant and equipment assets relating to the Company's infrastructure have been classified as held for sale on the Company’s consolidated balance sheet as at August 31, 2016, valued at $129 million, the lower of carrying value and fair value less costs to sell. In recording the assets classified as held for sale at fair value less costs to sell, the Company recorded a write-down of approximately $123 million recorded within the Resource Alignment Program (“RAP”) as described in Note 7. The fair values of the Company’s assets held for sale were determined using bids from prospective purchasers and market appraisals conducted for the Company by certified appraisers, and are classified as Level 2.

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at August 31, 2016
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$1	$1	$82
Currency option contracts	Other current assets	1	—	1	82
Total		$1	$1	$2	$164

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$—	$—	$45
Currency option contracts	Accrued liabilities	—	—	—	84
Total		$—	$—	$—	$129

Currency option contracts - premium	Accumulated other comprehensive loss	$(1)	$—	$(1)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at February 29, 2016
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$2	$2	$118
Currency option contracts	Other current assets	1	—	1	43
Total		$1	$2	$3	$161

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$(2)	$(2)	$166
Currency option contracts	Accrued liabilities	—	—	—	23
Total		$—	$(2)	$(2)	$189

Currency option contracts - premiums	Accumulated other comprehensive loss	$(2)	$—	$(2)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income (loss) (“AOCI”) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at August 31, 2016 and August 29, 2015, the outstanding derivatives designated as cash flow hedges were considered to be fully effective.

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The maturity dates of these instruments range from September 2016 to July 2017. As at August 31, 2016, the net unrealized loss on these forward and option contracts (including option premiums paid) was nil (February 29, 2016 - net unrealized loss of $1 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at August 31, 2016, the Company estimates that approximately nil of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and six months ended August 31, 2016:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 31, 2016	Six Months Ended August 31, 2016
Currency forward contracts	$—	Selling, marketing and administration	$—	$(1)
Currency option contracts	—	Selling, marketing and administration	1	3
Total	$—		$1	$2
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and six months ended August 29, 2015:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 29, 2015	Six Months Ended August 29, 2015
Currency forward contracts	$(1)	Cost of sales	$—	$—
Currency forward contracts	(2)	Selling, marketing and administration	(5)	(9)
Currency option contracts	(1)	Selling, marketing and administration	(4)	(10)
Currency forward contracts	(5)	Research and development	—	—
Currency option contracts	(2)	Research and development	—	—
Total	$(11)		$(9)	$(19)
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from September 2016 to November 2016. As at August 31, 2016, there were unrealized gains (net of premiums paid) of $1 million recorded in respect of these instruments (February 29, 2016 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended August 31, 2016 and August 29, 2015:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Six Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Currency forward contracts	Selling, marketing and administration	$3	$27	$(6)	$35
Currency option contracts	Selling, marketing and administration	—	—	—	(4)
Total		$3	$27	$(6)	$31
Selling, marketing and administration expense for the three and six months ended August 31, 2016 included $3 million and $2 million in gains, respectively, with respect to foreign exchange net of balance sheet revaluation (three and six months ended August 29, 2015 - losses of $8 million and $11 million, respectively).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 31, 2016, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 95% (February 29, 2016 - 82%). As at August 31, 2016, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $1 million on a notional value of $261 million (February 29, 2016 - $1 million total credit risk exposure on a notional value of $291 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at August 31, 2016, the Company had no collateral held or posted with counterparties (February 29, 2016 - $2 million of collateral posted), which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in accrued liabilities.
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 31, 2016, the Company had an exposure of 54% to a single entity, Computershare Trust Company of Canada, which held the funds required for the announced redemption of the Company’s unsecured convertible debentures due in 2020 (the “6% Debentures”), which was completed subsequent to the August 31, 2016 period end, as described in Note 9. Other than the above, no single issuer represented more than 15% of the total cash, cash equivalents and investments (February 29, 2016 - no single issuer represented more than 17% of the total cash, cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 6% Debentures as described in Note 9, which were redeemed after the quarter end and refinanced in part by a separate series of unsecured convertible debentures also due in 2020 bearing an interest rate of 3.75% per annum (the “3.75% Debentures”), also described in Note 9, with fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the outstanding debentures. The fair value of the outstanding debentures fluctuates with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at August 31, 2016 was $11 million (February 29, 2016 - $10 million).
There was no customer that comprised more than 10% of accounts receivable as at August 31, 2016 (February 29, 2016 - no customer that comprised more than 10%).
Inventories
Inventories comprised the following:

	As at
	August 31, 2016	February 29, 2016
Raw materials	$9	$46
Work in process	13	32
Finished goods	19	65
	$41	$143
For the three and six months ended August 31, 2016, the Company recorded non-cash, pre-tax charges of $97 million and $144 million relating to the write-down of inventory relating to smartphones launched prior to the DTEK50 smartphone (three and six months ended August 29, 2015 - $4 million and $23 million).
Other current assets
As at August 31, 2016, other current assets include items such as deferred cost of sales and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	August 31, 2016	February 29, 2016
Cost
Buildings, leasehold improvements and other	$103	$101
BlackBerry operations and other information technology	1,081	1,183
Manufacturing equipment, research and development equipment and tooling	108	120
Furniture and fixtures	17	18
	1,309	1,422
Accumulated amortization	1,188	1,267
Net book value	$121	$155

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at August 31, 2016
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$677	$407	$270
Intellectual property	398	170	228
Other acquired intangibles	197	43	154
	$1,272	$620	$652
	As at February 29, 2016
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$677	$367	$310
Intellectual property	1,437	704	733
Other acquired intangibles	197	27	170
	$2,311	$1,098	$1,213
Other acquired intangibles include items such as customer relationships and brand.
For the six months ended August 31, 2016, amortization expense related to intangible assets amounted to $85 million (six months ended August 29, 2015 - $259 million). During the second quarter of fiscal 2017, the additions to intangible assets primarily consisted of payments for intellectual property relating to patent registration and maintenance fees, and intellectual property acquired in the business acquisition described in Note 6. The Company recorded the LLA Impairment Charge of $501 million during the first quarter of fiscal 2017. For a discussion of the LLA Impairment Charge, see Note 1.
Based on the carrying value of the identified intangible assets as at August 31, 2016 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2017 and each of the four succeeding years is expected to be as follows: 2017 - $76 million; 2018 - $136 million; 2019 - $127 million; 2020 - $116 million; and 2021 - $99 million.
The weighted average remaining useful lives of the intangible assets are as follows:

As at
	August 31, 2016	February 29, 2016
Acquired technology	3.9 years	4.4 years
Intellectual property	8.2 years	7.7 years
Other acquired intangibles	5.5 years	6.0 years

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Goodwill
Changes to the carrying amount of goodwill were as follows:

	Mobility Solutions	Software & Services	SAF	Corporate	Total
Carrying Amount as at February 28, 2015	$—	$—	$—	$85	$85
Effect of foreign exchange on non-U.S. dollar denominated goodwill	—	—	—	(7)	(7)
Goodwill acquired through business combinations during the year	—	—	—	540	540
Carrying Amount as at February 29, 2016	—	—	—	618	618
Allocation of goodwill to segments based on relative fair value of reporting units	5	561	52	(618)	—
Goodwill Impairment Charge	(5)	—	(52)	—	(57)
Effect of foreign exchange on non-U.S. dollar denominated goodwill	—	1	—	—	1
Carrying Amount as at August 31, 2016	$—	$562	$—	$—	$562
The Company recorded the Goodwill Impairment Charge of $57 million during the first quarter of fiscal 2017. For information concerning the Goodwill Impairment Charge, see Note 1.
Accrued liabilities
Accrued liabilities consist of accrued warranty obligations, vendor inventory liabilities, royalties, carrier liabilities, accrued salaries and payroll withholding taxes, among other items, none of which were greater than 5% of the current liabilities balance as at August 31, 2016 and February 29, 2016.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the six months ended August 31, 2016 as well as the accrued warranty obligations as at August 31, 2016 are set forth in the following table:

Accrued warranty obligations as at February 29, 2016	$33
Transfer of warranty contribution liability from other accrued liabilities	5
Warranty costs incurred for the six months ended August 31, 2016	(8)
Warranty provision for the six months ended August 31, 2016	3
Adjustments for changes in estimates for the six months ended August 31, 2016	(10)
Accrued warranty obligations as at August 31, 2016	$23

6.	BUSINESS ACQUISITIONS
On August 16, 2016, the Company paid consideration of $5 million in cash to acquire certain intellectual property and employees of a company, which constituted a business. $4.5 million was allocated to intellectual property and $0.5 million was allocated to goodwill. The operating results of the acquired business have been included in the three and six months ended August 31, 2016, but are not material to the Company’s operating results.

7.	RESTRUCTURING PROGRAMS
Resource Alignment Program
In fiscal 2016, the Company commenced the RAP with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. During the three and six months ended August 31, 2016, the Company incurred approximately $147 million and $172 million in total pre-tax charges related to this program for employee termination benefits and facilities costs. Other charges and cash costs may occur as programs are implemented or changes are completed.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table sets forth the activity in the Company’s RAP liability for the six months ended August 31, 2016:

	Employee Termination Benefits	Facilities Costs	Other Charges(1)	Total
Balance as at February 29, 2016	$12	$26	$—	$38
Charges incurred	3	4	20	27
Cash payments made	(12)	(8)	(20)	(40)
Balance as at August 31, 2016	$3	$22	$—	$25
______________________________
(1) Other charges consist of costs associated with redundant systems from acquisitions that are being integrated into a single solution, and the effect of foreign exchange.

The RAP charges, including non-cash charges incurred in the three and six months ended August 31, 2016 and August 29, 2015, were as follows:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Cost of sales	$7	$14	$14	$35
Research and development	—	14	2	27
Selling, marketing and administration	140	51	156	69
Total RAP charges	$147	$79	$172	$131
Assets held for sale
As part of the RAP, the Company has decided to sell certain data center assets to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets relating to the Company's infrastructure have been classified as held for sale on the Company’s consolidated balance sheets as at August 31, 2016, valued at $129 million (August 29, 2015 - nil), the lower of carrying value and fair value less estimated costs to sell. Further, the Company has recorded losses of approximately $123 million for the three and six months ended August 31, 2016 (three and six months ended August 29, 2015 - nil) related to the write-down to fair value less estimated costs to sell of the assets held for sale. All losses on write-down to fair value less estimated costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total RAP charges.
Assets held for sale are expected to be sold within the next 12 months.
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company incurred approximately $2 million and $4 million in pre-tax recoveries for the three and six months ended August 31, 2016 (three and six months ended August 29, 2015 - pre-tax charges of $6 million and $15 million). All of the pre-tax recoveries were related to facilities costs. During the six months ended August 31, 2016, the Company made cash payments of $2 million related to the CORE program, as shown in the table below.
The following table sets forth the activity in the Company’s CORE program liability for the six months ended August 31, 2016:

Facilities Costs and Total
Balance as at February 29, 2016	$16
Charges recovered	(4)
Cash payments made	(2)
Balance as at August 31, 2016	$10

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The CORE program charges, including non-cash charges incurred in the three and six months ended August 31, 2016 and August 29, 2015, were as follows:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Research and development	$—	$—	$—	$2
Selling, marketing and administration	(2)	6	(4)	13
Total CORE program charges	$(2)	$6	$(4)	$15
For the three and six months ended August 31, 2016, the $2 million and $4 million of CORE program recoveries, respectively, relate to reconciliation of estimated accruals to actual costs incurred and do not represent charges for any activities during the quarter.

8.	INCOME TAXES
For the six months ended August 31, 2016, the Company’s net effective income tax expense rate was approximately 0% compared to a net effective income tax recovery rate of 27% for the six months ended August 29, 2015. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and gain from the change in fair value of the 6% Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at August 31, 2016 were $37 million (February 29, 2016 - $37 million). The unrecognized income tax benefits have been netted against current and deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
6% Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.25 billion private placement of the 6% Debentures.
Interest on the 6% Debentures is payable quarterly in arrears at a rate of 6% per annum.  The 6% Debentures have a term of seven years and each $1,000 of 6% Debentures are convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all 6% Debentures, subject to adjustments.
The Company has the option to redeem the 6% Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the 6% Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the 6% Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the 6% Debentures then outstanding. During an event of default the interest rate rises to 10% per annum.
The 6% Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the 6% Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility in the Company’s consolidated statements of operations resulting from fluctuation in the fair value of the embedded conversion option as well as a number of other embedded derivatives within the 6% Debentures, the Company has elected to record the 6% Debentures, including the debt itself and all embedded

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

derivatives, at fair value and present the 6% Debentures as a hybrid financial instrument. No portion of the fair value of the 6% Debentures has been recorded as equity, nor would be if each component was freestanding.
On August 4, 2016, the Company announced that the Toronto Stock Exchange had accepted notice of the Company's normal course issuer bid to purchase up to $125 million principal amount of the outstanding 6% Debentures, representing 10% of the outstanding 6% Debentures as at July 31, 2016. During the second quarter of fiscal 2017, the Company repurchased and canceled approximately $5.0 million principal amount of 6% Debentures for approximately $5.3 million.
On August 26, 2016, the Company announced that, with the approval of the holders of the 6% Debentures, the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016, after the end of the second quarter of fiscal 2017.
As at August 31, 2016, the fair value of the 6% Debentures was determined to be the Redemption Amount of $1,329 million, which includes $19 million in accrued interest. The difference between the fair value of the 6% Debentures (excluding accrued interest) and the unpaid principal balance of $1,245 million is $65 million.  The fair value of the 6% Debentures is measured using Level 2 fair value inputs.
The Company recorded a charge associated with the change in the fair value of the Debentures of $62 million in the second quarter of fiscal 2017 (the “Q2 Fiscal 2016 Debentures Fair Value Adjustment”) and a non-cash charge of $38 million for the six months ended August 31, 2016 (the “Fiscal 2016 Debentures Fair Value Adjustments”) (three and six months ended August 29, 2015 - income of $228 million and income of $385 million). These adjustments are presented on a separate line in the Company’s consolidated statements of operations. The Q2 Fiscal 2016 Debentures Fair Value Adjustment includes the impact of the redemption of the 6% Debentures, as the fair value of the 6% Debentures at August 31, 2016 was determined to be the Redemption Amount as noted above.
For the three and six months ended August 31, 2016, the Company recorded interest expense related to the 6% Debentures of $19 million and $38 million respectively, which has been included in investment loss on the Company’s consolidated statements of operations (three and six months ended August 29, 2015 - $19 million and $38 million).
Fairfax, a related party under U.S. GAAP, owned $500 million principal amount of the 6% Debentures and received interest at the same rate as other debenture holders.
3.75% Convertible Debentures
Also on August 26, 2016, the Company announced that it had entered into an agreement with Fairfax and other institutional investors for the issuance of an aggregate of $605 million principal amount of a new 3.75% unsecured convertible debentures maturing on November 13, 2020 (the “3.75% Debentures”). These were issued on September 7, 2016, after the end of the second quarter of fiscal 2017. Fairfax owns $500 million principal amount of the 3.75% Debentures and will receive interest at the same rate as other debenture holders. The 3.75% Debentures have terms that are substantially identical to those of the 6% Debentures except that the Company does not have the option to redeem the 3.75% Debentures prior to maturity, and they bear a lower rate of interest at 3.75% per annum. Quarterly and annual interest expense on the 3.75% Debentures will be approximately $6 million and $23 million, respectively.

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

10.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the six months ended August 31, 2016:

	Capital Stock and Additional Paid-In Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 29, 2016	521,172	$2,448
Stock-based compensation	—	30
Exercise of stock options	30	—
Common shares issued for restricted share units settlements	2,048	—
Common shares issued for employee share purchase plan	238	2
Common shares outstanding as at August 31, 2016	523,488	$2,480
The Company had 524 million common shares, 1 million options to purchase common shares, 25 million RSUs and 0.5 million deferred share units outstanding as at September 23, 2016. In addition, 125 million common shares were issuable upon conversion in full of the 6% Debentures, prior to their redemption. An aggregate of 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9.

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

11.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Net income (loss) for basic earnings (loss) per share available to common shareholders	$(372)	$51	$(1,042)	$119
Less: Debentures fair value adjustment (1)	—	(228)	—	(385)
Add: Interest expense on Debentures (1)	—	19	—	38
Net loss for diluted loss per share available to common shareholders	$(372)	$(158)	$(1,042)	$(228)

Weighted-average number of shares outstanding (000’s) - basic	522,826	526,314	522,362	527,775
Effect of dilutive securities (000’s)
Stock-based compensation (2)(3)	—	16,007	—	14,684
Conversion of Debentures (1)(3)	—	125,000	—	125,000
Weighted-average number of shares and assumed conversions (000’s) - diluted	522,826	667,321	522,362	667,459
Earnings (loss) per share - reported
Basic	$(0.71)	$0.10	$(1.99)	$0.23
Diluted	$(0.71)	$(0.24)	$(1.99)	$(0.34)
______________________________
(1) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of fiscal 2016 for the three and six months ended August 29, 2015. Accordingly, to calculate diluted loss per share, the Company adjusted net income by eliminating the Fiscal 2016 Debentures Fair Value Adjustments and interest expense incurred on the 6% Debentures in the three and six months ended August 29, 2015 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the 6% Debentures.
(2) The Company has presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the three and six months ended August 29, 2015. As at August 29, 2015, there were 1,117,711 options and 24,986,506 RSUs outstanding that may have a dilutive effect on earnings (loss) per share in future periods.
(3) The Company has not presented the effect of the 6% Debentures, in-the-money options, or RSUs for the three and six months ended August 31, 2016, as to do so would be anti-dilutive.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the six months ended August 31, 2016 were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-Sale Securities	Total
AOCI as at February 29, 2016	$(10)	$(1)	$3	$(8)
Other comprehensive income (loss) before reclassifications	1	3	(2)	2
Amounts reclassified from AOCI into income	—	(2)	—	(2)
Other comprehensive income (loss) for the period	1	1	(2)	—
AOCI as at August 31, 2016	$(9)	$—	$1	$(8)

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The effects on net income of amounts reclassified from AOCI into income by component for the three and six months ended August 31, 2016 were as follows:

	Three Months Ended			Six Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Selling, marketing and administration	$1	$—	$1	$2	$—	$2

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $46 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 29, 2016, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 31, 2016, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. In respect of the putative U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. The Company filed a motion to dismiss the complaint. On March 13, 2015, the court issued an order granting the Company’s motion to dismiss. The plaintiffs filed a motion for reconsideration and for leave to file an amended complaint, which was denied by the court on November 13, 2015. The plaintiffs filed a notice of appeal on December 11, 2015. The U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with plaintiffs’ request for leave to amend. In respect of the putative Ontario class action, the plaintiffs filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Proceedings are ongoing.
On October 12, 2015, a group of Good Technology Corporation’s (“Good”) institutional investors filed a putative class action lawsuit on behalf of Good’s common shareholders against members of Good’s former board of directors (the “GTC Directors”) related to the Company’s acquisition of Good (the “GTC Lawsuit”). The plaintiffs allege that the GTC Directors breached their fiduciary duty by engaging in a self-interested transaction that benefited the preferred shareholders at the expense of the common shareholders. The plaintiffs are seeking monetary damages, as well as rescission of the merger agreement between Good and the Company. While neither Good nor the Company are parties to the GTC Lawsuit, Good has certain obligations to indemnify the defendants and is providing a defense. On October 29, 2015, Good filed a complaint alleging that the plaintiffs breached their contractual obligations under a voting agreement providing that, in the event of a sale transaction that was approved by both the GTC Directors and a majority of the Good preferred shareholders, the plaintiffs were required to vote their shares in favour of the transaction and refrain from exercising any appraisal or dissenter rights. Good alleges that the filing of the GTC Lawsuit was a breach of the voting agreement. On December 31, 2015, several Good shareholders filed a petition seeking appraisal against Good. Proceedings are ongoing.
On April 20, 2016, the Company and Qualcomm entered into an agreement to arbitrate a dispute over the application of a royalty cap agreement related to a license agreement between the parties. The Company filed its Demand for Arbitration and Statement of Claim on May 2, 2016. Qualcomm filed its response on May 16, 2016. Proceedings are ongoing.
On April 28, 2016, one of the Company’s licensors filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute relates to whether certain payments allegedly due under a patent agreement between the parties are in fact owed under the terms of the agreement. The Company filed its response on July 5, 2016. Proceedings are ongoing.

20

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages and intellectual property litigation risk, as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Asia and Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2016 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

14.	SEGMENT DISCLOSURES
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2017, the Company internally reorganized into multiple reporting units and, as a result, the CODM, who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment.
The CODM does not evaluate operating segments using discrete asset information. The Company does not specifically allocate assets to operating segments for internal reporting purposes. The operating segment results do not present or include amortization or depreciation expenses associated with the Company’s property, plant and equipment or the majority of intangible assets as these assets are utilized across segments.
The Company is organized and managed as three operating segments: Software & Services, Mobility Solutions, and SAF.

21

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows information by operating segment for the three and six months ended August 31, 2016:

	Three Months Ended				Six Months Ended
	August 31, 2016				August 31, 2016
	Software & Services	Mobility Solutions	SAF	Segment totals	Software & Services	Mobility Solutions	SAF	Segment totals
Revenue (1)	$156	$105	$91	$352	$322	$257	$197	$776
Gross margin	125	27	67	219	259	39	147	445
Operating income (loss) (1)	29	(8)	66	87	65	(29)	144	180
(1) A reconciliation of segment revenue and segment operating income (loss) to consolidated revenue is set forth below.
The Software & Services segment includes all operations relating to the Company’s software and service offerings and products, including:

•
Enterprise solutions and services, which provides mobile security, management, productivity and collaboration solutions through BES12 and the Good Secure EMM Suites, as well as value added products such as the WatchDox secure enterprise file sync (“EFSS”) and share solution and the Movirtu virtual SIM split billing solution;

•	Business Technology Solutions, which includes QNX, Certicom, Paratek, the BlackBerry IoT Platform and Intellectual Property and Patent Licensing (the Company’s technology licensing businesses);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	SecuSmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	consumer BlackBerry Messenger service (BBM) for BlackBerry devices; and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Mobility Solutions segment includes the development, manufacturing and sale of BlackBerry handheld devices, including accessories and non-warranty repairs, and the licensing of BlackBerry handheld device software.
The SAF segment includes service access fees charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue associated with the sale of BlackBerry 10 devices relating to service obligations and unspecified future software upgrades.

22

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table reconciles segment revenues and operating income for the three and six months ended August 31, 2016 to the Company’s consolidated totals:

	Three Months Ended	Six Months Ended
	August 31, 2016	August 31, 2016
Revenue
Revenue for segments	$352	$776
Adjustments	(18)	(42)
Consolidated revenue	$334	$734

Operating income (loss)
Operating income for segments	$87	$180
Unallocated amounts:
Operating expenses	(71)	(150)
Adjustments:
Revenue	(18)	(42)
Cost of goods sold	(103)	(151)
Operating expenses	(65)	(128)
Impairment of goodwill	—	(57)
Impairment of long-lived assets	—	(501)
Write-down of held for sale assets	(123)	(123)
Debentures fair value adjustment	(62)	(38)
Consolidated operating loss	$(355)	$(1,010)
The CODM reviews segment information on an adjusted basis, which excludes certain amounts as described below:
Revenue
Software deferred revenue acquired - the Company has acquired businesses whose net assets include deferred revenue. In accordance with U.S. GAAP reporting requirements, the Company recorded write-downs of deferred revenue under arrangements pre-dating the acquisition to fair value, which resulted in lower recognized revenue than the original selling price until the related service obligations under such arrangements are fulfilled. Therefore, U.S. GAAP revenues after the acquisitions will not reflect the full amount of revenue that would have been reported if the acquired deferred revenue was not written down to fair value. The adjustment described reverses the acquisition-related deferred revenue write-downs so that the full amount of revenue booked by the acquired companies is included, which the CODM believes provides a more useful representation of revenue in a given period and, therefore, will provide more meaningful comparative results in future periods.
Cost of goods sold
Restructuring charges - relating to employee termination benefits, facilities, and manufacturing network simplification costs pursuant to RAP and CORE. The CODM believes that restructuring costs do not reflect expected future operating expenses, are not indicative of the Company’s core operating performance, and are not meaningful in comparison to the Company’s past operating performance.
Stock compensation expenses - equity compensation is excluded as it is non-cash in nature. The CODM believes that excluding this expense allows for improved comparability of results.
Inventory write-down - the write-down of inventory relating to certain hardware as a result of the Company’s policy of recording inventory at the lower of cost or market. The CODM believes that excluding this expense will provide improved comparability of results.
Operating expenses
Restructuring charges - relating to employee termination benefits, facilities, and manufacturing network simplification costs pursuant to RAP and CORE. The CODM believes that restructuring costs do not reflect expected future operating

23

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

expenses, are not indicative of the Company’s core operating performance, and are not meaningful in comparison to the Company’s past operating performance.
Stock compensation expenses - equity compensation is excluded as it is non-cash in nature. The CODM believes that excluding this expense allows for improved comparability of results.
Amortization of acquired intangible assets - relating to costs associated with the depreciation and amortization of intangible assets acquired through business combinations. The CODM believes that excluding this expense allows for improved comparability of results.
Business acquisition and integration costs - relating to costs associated with the acquisitions of businesses and include legal costs, audit and accounting fees, and other costs incurred related to acquiring and integrating the businesses acquired. These expenditures do not relate to the ongoing operation of the business, and they tend to vary significantly based on the timing of transactions. The CODM believes that excluding this expense allows for improved comparability of results.
Certain corporate overhead expenses are not allocated to segment operations. These generally relate to costs associated with the Company’s corporate operations, including administration and shared services functions, information technology related costs, and legal operations. Amortization of property, plant and equipment and intangible assets within operating expenses is excluded as well, as noted above. For segment reporting purposes, the LLA Impairment Charge and Goodwill Impairment Charge are not allocated to any particular segment. The fluctuation in the fair value of the 6% Debentures as described in Note 9 is not allocated to segments.
The following table shows information by operating segment for the three and six months ended August 29, 2015:

	Three Months Ended				Six Months Ended
	August 29, 2015				August 29, 2015
	Software & Services	Mobility Solutions	SAF	Segment totals	Software & Services	Mobility Solutions	SAF	Segment totals

Revenue	$74	$206	$211	$491	$211	$475	$463	$1,149
Gross margin	41	(22)	182	201	148	(20)	404	532
The Company has not presented comparative information for operating income (loss) by segment, as it cannot practically allocate past operating expenses for the comparative periods to the current segments due to a fundamental reorganization of the internal reporting structure of the Company. Prior to the reorganization into the current structure, operations for each segment were integrated and centralized, and the Company does not have a reasonable basis with which to determine how operating expenses under the current structure may have compared to the previous structure. The Company may present comparative information in future filings.
The following table reconciles revenue and gross margin for the three and six months ended August 29, 2015 to the Company’s consolidated totals:

	Three Months Ended	Six Months Ended
	August 29, 2015	August 29, 2015
Revenue
Revenue for reportable segments	$491	$1,149
Adjustments to revenue	(1)	(1)
Consolidated revenue	$490	$1,148

Gross margin
Gross margin for reportable segments	$201	$532
Adjustments to revenue	(1)	(1)
Adjustments to cost of goods sold	(15)	(36)
Consolidated gross margin	$185	$495

24

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
North America
Canada	$63	$47	$104	$116
United States	127	129	282	345
	190	176	386	461
Europe, Middle East and Africa	100	202	254	447
Latin America	13	33	23	75
Asia Pacific	31	79	71	165
Total	$334	$490	$734	$1,148

North America
Canada	18.9%	9.6%	14.2%	10.1%
United States	38.0%	26.4%	38.4%	30.1%
	56.9%	36.0%	52.6%	40.2%
Europe, Middle East and Africa	29.9%	41.2%	34.6%	38.9%
Latin America	3.9%	6.7%	3.1%	6.5%
Asia Pacific	9.3%	16.1%	9.7%	14.4%
Total	100.0%	100.0%	100.0%	100.0%
Unadjusted revenue by segment consisted of the following:

	Three Months Ended		Six Months Ended
	August 31, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Software & Services	$138	$73	$280	$210
Mobility Solutions	105	206	257	475
SAF	91	211	197	463
	$334	$490	$734	$1,148

Property, plant and equipment and intangible assets, classified by geographic segments in which the Company’s assets are located, were as follows:

	As at
	August 31, 2016		February 29, 2016
	Property, plant and equipment, intangible assets and goodwill	Total assets	Property, plant and equipment, intangible assets and goodwill	Total assets
Canada	$328	$1,996	$859	$1,467
United States	893	2,179	910	3,429
United Kingdom	22	137	39	220
Other	92	36	178	418
	$1,335	$4,348	$1,986	$5,534

25

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2016
September 28, 2016
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and six months ended August 31, 2016, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 29, 2016 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and six months ended August 31, 2016 and up to and including September 28, 2016.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 29, 2016 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 29, 2016 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives;

•
the Company’s expectations regarding anticipated demand for, and the timing and benefits of, product and service offerings, including BlackBerry Enterprise Service 12 (“BES12”), the Good® Secure EMM Suites (the “Good Suites”), BlackBerry smartphones and device software, BlackBerry Radar and the cloud-based BlackBerry Internet of Things (“IoT”) platform;

•	the Company's expectations for its new strategic direction in the Mobility Solutions segment;

•	the Company's expectation of the timing of the sale of its held for sale assets;

•	the Company’s expectations regarding its cash flow and adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”);

•	the Company’s expected benefits from its plans to reallocate resources through its resource alignment program (the “RAP”);

•	the Company’s expectations regarding the generation of revenue from its Software & Services business;

•	the Company’s anticipated level of decline in service access fees revenue in the third quarter of fiscal 2017;

•	the Company’s expectations for gross margin in the third quarter of fiscal 2017;

•	the Company’s expectations for earnings per share for fiscal 2017;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview - Strategy, Products and Services”, “Business Overview - Assets Held for Sale”, “Second Quarter Fiscal 2017 Summary Results of Operations - Financial Highlights”, “Results of Operations – Three months ended August 31, 2016 compared to three months ended August 29, 2015 – Revenue – Revenue by Segment – Software &

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Services ”, “Results of Operations – Three months ended August 31, 2016 compared to three months ended August 29, 2015 – Revenue – Revenue by Segment – SAF ”, “Results of Operations – Three months ended August 31, 2016 compared to three months ended August 29, 2015 – Gross Margin”, “Results of Operations – Three months ended August 31, 2016 compared to three months ended August 29, 2015 – Net Income (Loss)”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

•
the Company’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the Company’s latest enterprise software platforms and deploy smartphones;

•
the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability, or to offset the decline in the Company’s service access fees;

•
the Company’s ability to enhance its current products and services, or develop new products and services, in a timely manner or at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends;

•	the Company’s ability to successfully market and distribute new devices, including the PRIV and DTEK50;

•	the intense competition faced by the Company;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; and

•	risks related to the Company’s ability to attract new personnel and retain existing key personnel.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as that section in the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company secures, connects and mobilizes the enterprise. For today’s enterprise of things, the Company provides devices and a software platform that enables and manages security, mobility and communications between and among hardware, programs, mobile apps and the IoT. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ Global Select Market.
As a result of an internal reporting reorganization in the first quarter of fiscal 2017, the Company is now organized and managed as three operating segments: Software & Services, Mobility Solutions, and Service Access Fees (“SAF”). See Note 14 to the Consolidated Financial Statements for further information.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Software & Services segment includes all operations relating to the Company’s software and service offerings and products, including:

•
Enterprise solutions and services, which provides mobile security, management, productivity and collaboration solutions through BES12 and the Good Suites, as well as value added products such as the WatchDox secure enterprise file sync (“EFSS”) and share solution and the Movirtu virtual SIM split billing solution;

•	Business Technology Solutions, which includes QNX, Certicom, Paratek, the BlackBerry IoT Platform and Intellectual Property and Patent Licensing (the Company’s technology licensing businesses);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	SecuSmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	consumer BlackBerry Messenger service (BBM) for BlackBerry devices; and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Mobility Solutions segment includes the development, manufacturing and sale of BlackBerry handheld devices, including accessories and non-warranty repairs, and the licensing of BlackBerry handheld device software. The Company is pursuing a new strategic direction in the Mobility Solutions segment that will include both the development and licensing of the Company’s secure device software and the outsourcing of all handset hardware development to partners. The Company anticipates that this strategy will result in increased royalty revenues, higher gross margins and reduced operating expenses, working capital and capital investment while enabling the Company to redeploy its financial resources to growth areas, including software development. As part of this new strategic direction, the Company has entered into an agreement with a third-party joint venture, PT BB Merah Putih, that will source, distribute and promote BlackBerry-branded handsets in Indonesia featuring BlackBerry’s secure Android software. The Company expects to pursue similar arrangements on a global basis with other partners that can offer a competitive hardware portfolio, distribution scale, access to new channels and support for the BlackBerry brand.
The SAF segment includes service access fees charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue associated with the sale of BlackBerry 10 devices relating to service obligations and unspecified future software upgrades.
Across all businesses, BlackBerry products and services are widely recognized in the market for productivity and security, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including government, financial services, legal and healthcare.
The Company has experienced a significant decline in revenue due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended August 31, 2016 compared to three months ended August 29, 2015 – Revenue” and “Results of Operations – Six months ended August 31, 2016 compared to six months ended August 29, 2015 – Revenue”.
On September 28, 2016, the Company announced the appointment of Steven Capelli as Chief Financial Officer of the Company as of October 1, 2016, and the resignation of James Yersh.
Strategy, Products and Services
The Company has been executing a strategy to leverage its strengths in mobility management and security to refocus its business in the enterprise software and services space, while maintaining a presence in the highly competitive smartphone and mobility solutions market. This strategy includes increasing the Company’s product and service offerings through strategic acquisitions and targeted growth in internal investments, including security and device software, applications and vertical solutions. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its enterprise software portfolio beyond enterprise mobility management (“EMM”), to offer the most comprehensive and secure mobile platform for managing endpoints in the enterprise of things.
BlackBerry has aligned its businesses and operations to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities in support of the Company’s overall strategy and financial objectives. Also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company’s software and services offerings include the BES12 and Good Technology platforms integrated into the Good Suites, which supports BlackBerry 10 and legacy BlackBerry devices, iOS, Android and Windows Phone® devices, the QNX CAR Platform and Neutrino operating system, AtHoc Alert, SecuSUITE, and the WatchDox EFSS solution. The Company also

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

licenses its intellectual property assets and intends to increase recurring revenue from this program. The Company’s latest devices are the DTEK50 and PRIV, running the Android operating system. Its latest BlackBerry 10 smartphone models are the Passport Silver Edition, Leap, and Classic. As at the end of the second quarter of fiscal 2017, the Company had a smartphone user base of approximately 18 million.
The Company has continued to introduce new products and services in conjunction with its strategy in fiscal 2017, including:

•	the DTEK50, the world's most secure Android smartphone;

•	WatchDox by BlackBerry Email Protector for Salesforce to enhance content security and data loss protection;

•	the new Enterprise Partner Program to stimulate growth and drive profit for partners;

•	the software licensing program for its Mobility Solutions business, including the release of the BlackBerry Hub+ for Android; and

•	BlackBerry Radar, a new end-to-end asset tracking system for trucking companies and private fleet operators to optimize asset utilization, reduce theft, and cut operational costs.
The Company continues to enhance its BlackBerry 10 software offerings with new value-added services, including advanced security tools and additional enterprise services, and the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
Emtek Consumer BBM Licensing Agreement
On June 27, 2016, the Company announced it had entered into a strategic alliance and licensing agreement with PT Elang Mahkota Teknologi Tbk (“Emtek”) to provide cross-platform consumer BBM users with access to enriched content and services. This arrangement will enable the development of new consumer BBM applications and services for Android, iOS and Windows Phone devices. As part of this strategic alliance, BlackBerry will also extend its open mobility ecosystem by making the consumer BBM application program interface available to Emtek, to accelerate the growth of partners and service providers, and receive licensing fees and user-based royalties. The Emtek partnership will allow the Company to achieve operational and cost efficiencies while driving growth in the BBM business. As Emtek advances the BBM platform for the consumer market, the Company will continue to support and maintain the BBM platform for enterprise with BBM Protected. Consumer BBM had approximately 84 million global monthly active users as at August 31, 2016.
Inventory Write-down
During the first half of fiscal 2017, the Company experienced less than expected end customer demand for smartphones launched prior to the DTEK50 (“BlackBerry-designed smartphones”) due to the decline in the high-end smart phone market and intense competition. Based on these factors, the Company revised its future pricing assumptions for finished products, work-in-process and raw materials and the resulting estimated net realizable value of its inventory and recorded non-cash, non-GAAP, charges against inventory and supply commitments of approximately $96 million and $137 million for the three and six months ended August 31, 2016 relating to the write-down of BlackBerry-designed smartphones ($97 million and $144 million, respectively, on a U.S. GAAP basis).
Assets Held for Sale
As part of the RAP, the Company has decided to sell certain data center assets to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at August 31, 2016, valued at $129 million. The fair values of the Company’s assets held for sale were determined using bids from prospective purchasers and market appraisals conducted for the Company by certified appraisers, and are classified as Level 2. The Company recorded losses of approximately $123 million in the second quarter of fiscal 2017 related to the write-down to fair value less costs to sell the assets held for sale. All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total RAP program charges. The Company intends to complete the sale of these assets before the end of fiscal 2017.
Normal Course Issuer Bids
The common share repurchase program that the Company commenced on June 29, 2015 expired on June 28, 2016. Over the course of the program, the Company repurchased for cancellation approximately 12.6 million common shares for approximately $93 million.
On August 4, 2016, the Company announced that the Toronto Stock Exchange had accepted notice of the Company's normal course issuer bid (“NCIB”) to purchase up to $125 million principal amount of the Company's outstanding 6% unsecured convertible debentures (the “6% Debentures”), representing 10% of the outstanding 6% Debentures as at July 31, 2016. During

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

the second quarter of fiscal 2017, the Company repurchased and canceled approximately $5.0 million principal amount of 6% Debentures for approximately $5.3 million.
Debt Redemption and New Issuance
On August 26, 2016, the Company announced that, with the approval of the holders of the 6% Debentures, the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016, after the end of the second quarter of fiscal 2017.
Also on August 26, 2016, the Company announced that it had entered into an agreement with Fairfax and other institutional investors for the issuance of an aggregate of $605 million principal amount of a new 3.75% unsecured convertible debentures maturing on November 13, 2020 (the “3.75% Debentures”). These were issued on September 7, 2016, after the end of the second quarter of fiscal 2017. Fairfax owns $500 million principal amount of the 3.75% Debentures and will receive interest at the same rate as other debenture holders. The 3.75% Debentures have terms that are substantially identical to those of the 6% Debentures except that the Company does not have the option to redeem the 3.75% Debentures prior to maturity, and they bear a lower rate of interest at 3.75% per annum. Quarterly and annual interest expense on the 3.75% Debentures will be approximately $6 million and $23 million, respectively.
Segment Reporting
As noted above, the Company is organized and operated as three separate business segments: Software & Services, Mobility Solutions, and SAF. This change was made in the first quarter of fiscal 2017 to focus the operational management on the Company’s core areas of business and support strategic growth initiatives.
Goodwill Impairment Charge
As a result of the internal reporting reorganization, the Company now also consists of multiple reporting units within the three operating segments. This change in reporting unit structure necessitated an impairment assessment. In the first quarter of fiscal 2017, the Company conducted this impairment assessment and determined that the carrying value of goodwill in certain reporting units was impaired. Consequently, the Company recorded total goodwill impairment charges of $5 million and $52 million in the Mobility Solutions and SAF segments, respectively, for a total of $57 million (the “Goodwill Impairment Charge”). For additional information, see Note 1 to the Consolidated Financial Statements.
Long-lived Asset Impairment Charge
As a result of the goodwill impairment assessment, the Company determined that indicators of potential impairment in certain long-lived assets (“LLA”) associated with the affected reporting units existed. Consequently, in the first quarter of 2017 the Company performed an LLA impairment analysis on the asset groups associated with the affected reporting units, using the procedure as described in Note 1 to the Consolidated Financial Statements. The Company concluded that the carrying value of certain asset groups was impaired and the Company recorded a non-cash, pre-tax and after-tax charge against its LLA of approximately $501 million (the “LLA Impairment Charge”), which was applicable to the intellectual property within the Mobility Solutions segment.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On September 28, 2016, the Company announced financial results for the three and six months ended August 31, 2016, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.
For the three months ended August 31, 2016, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2017 Non-GAAP Adjustments”):

•	the write-down of inventory in the amount of $96 million relating to BlackBerry-designed smartphones;

•
the Q2 Fiscal 2017 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $62 million (pre-tax and after tax);

•
RAP charges consisting of amounts associated with losses on write-down to fair value less costs-to-sell on assets held for sale, employee termination benefits, facilities, and certain other costs of approximately $147 million (pre-tax and after tax);

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	Cost Optimization and Resource Efficiency (“CORE”) program recoveries of approximately $2 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $18 million (pre-tax and after tax);

•	stock compensation expense of approximately $18 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $28 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $4 million (pre-tax and after tax).
For the six months ended August 31, 2016, these measures were adjusted for the following (collectively, the “Fiscal 2017 Non-GAAP Adjustments”):

•	the LLA Impairment Charge of $501 million;

•	the Goodwill Impairment Charge of $57 million;

•	the write-down of inventory in the amount of $137 million relating to BlackBerry-designed smartphones;

•
the Fiscal 2017 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $38 million (pre-tax and after tax);

•	RAP charges of approximately $172 million (pre-tax and after tax);

•	CORE program recoveries of approximately $4 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $42 million (pre-tax and after tax);

•	stock compensation expense of approximately $30 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $56 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $11 million (pre-tax and after tax).

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months ended August 31, 2016 to the most directly comparable U.S. GAAP measures was included in the Company’s press release dated September 28, 2016, and is reflected in the table below.

Q2 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended August 31, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net loss	Basic earnings (loss) per share
As reported		$334	$98	29.3%	$(371)	$(372)	$(0.71)
Inventory write-down	Cost of sales (1)	—	96	28.8%	96	96
Debentures fair value adjustment(2)	Debentures fair value adjustment	—	—	—%	62	62
RAP charges (3)	Cost of sales	—	7	2.1%	7	7
RAP charges (3)	Selling, marketing and administration	—	—	—%	140	140
CORE program recovery	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired	Revenue (4)	18	18	2.0%	18	18
Stock compensation expense	Research and development	—	—	—%	4	4
Stock compensation expense	Selling, marketing and administration	—	—	—%	14	14
Acquired intangibles amortization	Amortization	—	—	—%	28	28
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	4	4
Adjusted		$352	$219	62.2%	$—	$(1)	$0.00

(1) Included within Mobility Solutions gross margin.
(2) See “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.
(3) See “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - RAP”.
(4) Included within Software & Services revenue.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of the non-GAAP financial measures for the six months ended August 31, 2016 to the most directly comparable U.S. GAAP measures is reflected in the table below.

Fiscal 2017 Non-GAAP Adjustments		For the Six Months Ended August 31, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net loss before income taxes	Net loss	Basic earnings (loss) per share
As reported		$734	$252	34.3%	$(1,041)	$(1,042)	$(1.99)
LLA Impairment Charge (1)	Impairment of long-lived assets	—	—	—%	501	501
Goodwill Impairment Charge (2)	Impairment of goodwill	—	—	—%	57	57
Inventory write-down	Cost of sales (3)	—	137	18.7%	137	137
Debentures fair value adjustment (4)	Debentures fair value adjustment	—	—	—%	38	38
RAP charges (5)	Cost of sales	—	14	1.9%	14	14
RAP charges (5)	Research and development	—	—	—%	2	2
RAP charges (5)	Selling, marketing and administration	—	—	—%	156	156
CORE program recovery	Selling, marketing and administration	—	—	—%	(4)	(4)
Software deferred revenue acquired	Revenue (6)	42	42	2.4%	42	42
Stock compensation expense	Research and development	—	—	—%	8	8
Stock compensation expense	Selling, marketing and administration	—	—	—%	22	22
Acquired intangibles amortization	Amortization	—	—	—%	56	56
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	11	$11
Adjusted		$776	$445	57.3%	$(1)	$(2)	$0.00

(1) See “Business Overview - Long-lived Asset Impairment Charge”.
(2) See “Business Overview - Goodwill Impairment Charge”.
(3) Included within Mobility Solutions gross margin.
(4) See “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.
(5) See “Second Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - RAP”.
(6) Included within Software & Services revenue.

Similarly, on September 25, 2015, the Company announced financial results for the three and six months ended August 29, 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

For the three months ended August 29, 2015, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2016 Non-GAAP Adjustments”):

•	the 6% Debentures fair value adjustment of $228 million (pre-tax and after tax);

•	RAP charges of approximately $79 million (pre-tax and after tax);

•	CORE program charges of approximately $6 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $1 million (pre-tax and after tax);

•	stock compensation expense of approximately $14 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $11 million (pre-tax and after tax).

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended August 29, 2015, these measures were adjusted for the following (collectively, the “Fiscal 2016 Non-GAAP Adjustments”):

•	the 6% Debentures fair value adjustment of $385 million (pre-tax and after tax);

•	RAP charges of approximately $131 million (pre-tax and after tax);

•	CORE program charges of approximately $15 million pre-tax ($233 million after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $1 million (pre-tax and after tax);

•	stock compensation expense of approximately $28 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $20 million (pre-tax and after tax).
A reconciliation of these non-GAAP financial measures for the three and six months ended August 29, 2015 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated September 25, 2015, and is reflected in the table below.

		For the Three Months Ended August 29, 2015 (in millions)			For the Six Months Ended August 29, 2015 (in millions)
	Income statement location	Gross margin (before taxes)	Income (loss) before income taxes	Net income (loss )	Gross margin (before taxes)	Income (loss) before income taxes	Net income (loss )
As reported		$185	$21	$51	$495	$94	$119
Debentures fair value adjustment	Debentures fair value adjustment	—	(228)	(228)	—	(385)	(385)
RAP charges	Cost of sales	14	14	14	35	35	35
RAP charges	Research and development	—	14	14		27	27
RAP charges	Selling, marketing and administration	—	51	51		69	69
CORE program charges	Research and development	—	—	—	—	2	2
CORE program charges	Selling, marketing and administration	—	6	6	—	13	13
Software deferred revenue acquired	Revenue	1	1	1	1	1	1
Stock compensation expense	Cost of sales	1	1	1	1	1	1
Stock compensation expense	Research and development	—	4	4	—	8	8
Stock compensation expense	Selling, marketing and administration	—	9	9	—	19	19
Acquired intangibles amortization	Amortization	—	11	11	—	20	20
Adjusted		$201	$(96)	$(66)	$532	$(96)	$(71)

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA for the three and six months ended August 31, 2016 of $45 million and $103 million, respectively, as shown in the table below.

	For the Three Months Ended August 31, 2016 (in millions)	For the Six Months Ended August 31, 2016 (in millions)
Operating loss	$(355)	$(1,010)
Non-GAAP adjustments to operating loss
LLA Impairment Charge	—	501
Goodwill Impairment Charge	—	57
Inventory write-down	96	137
Debentures fair value adjustment	62	38
RAP charges	147	172
CORE program recoveries	(2)	(4)
Software deferred revenue acquired	18	42
Stock compensation expense	18	30
Acquired intangibles amortization	28	56
Business acquisition and integration costs	4	11
Total non-GAAP adjustments to operating loss	371	1,040
Non-GAAP operating income	16	30
Amortization	57	129
Acquired intangibles amortization	(28)	(56)
Adjusted EBITDA	$45	$103

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of additional disclosure as described in Note 1 of the Consolidated Financial Statements.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of revenue from contracts with customers. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

In April 2016, the FASB issued an update that clarifies the implementation guidance on identifying promised goods or services and on determining whether an entity’s promise to grant a license with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued an update that rescinds various standards codified as part of Topic 605, Revenue Recognition, in relation to the future adoption of Topic 606, Revenue from Contracts with Customers. These rescissions include changes to topics pertaining to revenue and expense recognition for freight services in process, accounting for shipping and handling fees and costs, and accounting for consideration given by a vendor to a customer. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued a new accounting standard on the topic of revenue contracts that aims to reduce the risk of diversity in practice, including collectibility, non-cash consideration, presentation of sales tax, and transition. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2016, the FASB issued a new accounting standard on the topic of financial instruments that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update clarify the classification of certain cash receipts and cash payments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Second Quarter Fiscal 2017 Summary Results of Operations
The following table sets forth certain consolidated statement of operations data as at August 31, 2016 and August 29, 2015.

	For the Three Months Ended (in millions, except for share and per share amounts)
	August 31, 2016		August 29, 2015		Change
Revenue(1)	$334	100.0%	$490	100.0%	$(156)
Gross margin(1)(2)	98	29.3%	185	37.8%	(87)
Operating expenses(1)(2)	453	135.6%	152	31.0%	301
Income (loss) before income taxes	(371)	(111.1%)	21	4.3%	(392)
Provision for (recovery of) income taxes	1	0.3%	(30)	(6.0%)	31
Net income (loss)	$(372)	(111.4%)	$51	10.4%	$(423)

Earnings (loss) per share - reported
Basic	$(0.71)		$0.10		$(0.81)
Diluted(3)	$(0.71)		$(0.24)		$(0.47)

Weighted-average number of shares outstanding (000’s)
Basic	522,826		526,314
Diluted(3)	522,826		667,321

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2017 Non-GAAP Adjustments on revenue, gross margin and operating expenses in the second quarter of fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2016 Non-GAAP Adjustments on gross margin and operating expenses in the second quarter of fiscal 2016.

(3)
Diluted loss per share on a GAAP basis for the second quarter of fiscal 2016 includes the dilutive effect of the 6% Debentures using the if-converted method, assuming conversion at the beginning of the fiscal quarter, as well as the dilutive effect of the Company’s in-the-money options or restricted share units (“RSUs”) that will be settled upon vesting by the issuance of new common shares. The effects are not included for the second quarter of fiscal 2017 as they would be anti-dilutive. See Note 11 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

The following table shows information by operating segment for the three months ended August 31, 2016 and August 29, 2015:

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Revenue	$156	$74	$82	$105	$206	$(101)	$91	$211	$(120)	$352	$491	$(139)
Cost of goods sold	31	33	(2)	78	228	(150)	24	29	(5)	133	290	(157)
Gross margin	125	$41	$84	27	$(22)	$49	67	$182	$(115)	219	$201	$18
Operating expenses	96			35			1			132
Operating income (loss)	$29			$(8)			$66			$87
The Company has not presented comparative information for operating income (loss) by segment, as it cannot practically allocate past operating expenses for the comparative periods to the current segments due to a fundamental reorganization of the internal reporting structure of the Company. Prior to the reorganization into the current structure, operations for each segment were integrated and centralized, and the Company does not have a reasonable basis with which to determine how operating expenses under the current structure may have compared to the previous structure. The Company may present comparative information in future filings.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table reconciles the Company’s segment results for the three months ended August 31, 2016 to consolidated results:

	For the Three Months Ended August 31, 2016 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$156	$105	$91	$352	$—	$352	$(18)	$334
Cost of goods sold	31	78	24	133	—	133	103	236
Gross margin	125	27	67	219	—	219	(121)	98
Operating expenses	96	35	1	132	71	203	250	453
Operating income (loss)	$29	$(8)	$66	$87	$(71)	$16	$(371)	$(355)
(1) See “Non-GAAP Financial Measures” for the Q2 Fiscal 2017 Non-GAAP Adjustments impacting revenue, gross margin and operating expenses in the second quarter of fiscal 2017.
Certain corporate overhead expenses are not allocated to segment operations. These generally relate to costs associated with the Company’s corporate operations, including administrative and shared services functions, information technology related costs, legal operations, and amortization of property, plant and equipment and intangible assets.
The following table reconciles the Company’s segment results for the three months ended August 29, 2015 to consolidated results:

	For the Three Months Ended August 29, 2015 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$74	$206	$211	$491	$—	$491	$(1)	$490
Cost of goods sold	33	228	29	290	—	290	15	305
Gross margin	$41	$(22)	$182	$201	—	201	(16)	185
Operating expenses					285	285	(133)	152
Operating income (loss)					$(285)	$(84)	$117	$33
(1) See “Non-GAAP Financial Measures” for the Q2 Fiscal 2016 Non-GAAP Adjustments impact on gross margin and operating expenses in the second quarter of fiscal 2016.
Financial Highlights
The Company had approximately $2.5 billion in cash, cash equivalents and investments as of August 31, 2016. The debt redemption and new issuance occurred after the end of the quarter as noted above in “Business Overview”. Applying the impact of the debt redemption and new issuance on the Company's cash, cash equivalents and investments as of August 31, 2016 would result in a balance of approximately $1.8 billion.
In the second quarter of fiscal 2017, the Company recognized revenues of $334 million and incurred a loss of $372 million, or $0.71 basic and diluted loss per share on a GAAP basis. As further discussed below, net income reflects the write-down of inventory in the amount of $96 million, a charge associated with the change in the fair value of the 6% Debentures of $62 million, restructuring charges of $147 million related to the RAP, restructuring recoveries of $2 million related to the CORE program, software deferred revenue acquired of $18 million, stock compensation expense of $18 million, and acquired intangibles amortization of $28 million, and business acquisition and integration costs of $4 million recorded in the second quarter of fiscal 2017. See also “Non-GAAP Financial Measures” and “Financial Condition – Debenture Financing and Other Funding Sources” in this MD&A.
Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. For the three months ended August 31, 2016, the Company reported free cash burn of $37 million, which consisted of net cash used in operating activities of $34 million, plus capital expenditures of $3 million. The Company expects to generate positive free cash flow for the fourth quarter; however, the Company no longer anticipates generating positive free cash flow for the 2017 fiscal year. The Company continues to expect positive adjusted EBITDA for the 2017 fiscal year.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 6% Debentures; therefore, periodic revaluation is required under U.S. GAAP. The fair value adjustment does not impact the key terms of the 6% Debentures such as the face value, the redemption features or the conversion price. The fair value as at August 31, 2016 was determined to be the Redemption Amount established by the amendment to the terms of the 6% Debentures to provide for early redemption, as described above in “Business Overview – Debt Redemption and New Issuance”. In the second quarter of fiscal 2017, the Company recorded a charge associated with the change in the fair value of the 6% Debentures of approximately $62 million (pre-tax and after tax) (the “Q2 Fiscal 2017 Debentures Fair Value Adjustment”). For the six months ended August 31, 2016, the Company recorded a net charge associated with the change in the fair value of the 6% Debentures of approximately $38 million (pre-tax and after tax) (the “Fiscal 2017 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. During the three and six months ended August 31, 2016, the Company incurred approximately $147 million and $172 million, respectively, in total pre-tax charges related to this program for employee termination benefits and facilities costs. This included the write-down to fair value less costs to sell of the assets held for sale as described above in “Business Overview – Assets Held for Sale”. The Company expects to incur additional charges in fiscal 2017 related to the new strategic direction in its Mobility Solutions business.
Results of Operations - Three months ended August 31, 2016 compared to three months ended August 29, 2015
Revenue
Revenue by Segment

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Revenue	$156	$74	$82	$105	$206	($101)	$91	$211	($120)	$352	$491	($139)
Software & Services
Software & Services revenue, which includes fees from licensed enterprise software, client access licenses, maintenance and upgrades, software licensing revenues, technology licensing revenues, and technical support revenues, increased by $82 million, or 110.8%, to $156 million, or 44.3% of revenue, in the second quarter of fiscal 2017, compared to $74 million, or 15.1% of revenue, in the second quarter of fiscal 2016.
Excluding the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, Software & Services revenue increased by $65 million, or 89.0%, to $138 million, or 41.3% of revenue, compared to $73 million, or 14.9% of revenue, in the second quarter of fiscal 2016. The $65 million increase in Software & Services revenue was primarily attributable to the acquisitions of Good Technology (“Good”) and AtHoc, Inc. (“AtHoc”) in the third quarter of fiscal 2016, as well as an increase in revenues generated from BBM.
The Company expects the growth rate of Software & Services revenues to exceed the growth rate of the mobility software market in fiscal 2017. The Company expects total Software & Services revenue to grow at around 30% on a year-over-year basis in fiscal 2017 and expects continued gains in market share at that level.
The Company’s Software & Services revenue was approximately 81% recurring (subscription based) in the second quarter of fiscal 2017.
Mobility Solutions
Mobility Solutions revenue, which includes revenue from the sale of BlackBerry handheld devices, related accessories and non-warranty repairs, was $105 million, or 29.8% of revenue, in the second quarter of fiscal 2017 compared to $206 million, or 42.0% of revenue, in the second quarter of fiscal 2016, representing a decrease of $101 million, or 49.0%.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The $101 million decrease in Mobility Solutions revenue was primarily attributable to decreased demand and the Company’s aging product portfolio, which was partially offset by an increase in the average selling price of the Company's devices.
The Company recognized revenue related to approximately 0.4 million BlackBerry handheld devices in the second quarter of fiscal 2017, compared to approximately 0.8 million BlackBerry handheld devices in the second quarter of fiscal 2016.
During the second quarter of fiscal 2017, approximately 0.5 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the second quarter of fiscal 2017 and reduced the Company’s inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 1.1 million in the second quarter of fiscal 2016.
SAF
SAF revenue decreased by $120 million, or 56.9%, to $91 million, or 25.9% of revenue, in the second quarter of fiscal 2017, compared to $211 million, or 43.0% of revenue, in the second quarter of fiscal 2016.
The decrease in SAF revenue, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the second quarter of fiscal 2016.
In the first quarter of fiscal 2017, the Company stated its expectations that SAF revenue would decline by approximately 20% in the second quarter of fiscal 2017. SAF revenue for the second quarter of fiscal 2017 decreased by approximately 14% compared to the first quarter of fiscal 2017. The decrease was lower than expected due to the receipt of outstanding amounts from customers in respect of which revenue recognition was on a cash basis, and because one customer which had been expected to move to revenue recognition on a cash basis did not so move. The Company expects SAF revenue to decline by approximately 20% in the third quarter of fiscal 2017.
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	August 31, 2016		August 29, 2015		Change
Revenue by Geography
North America	$190	56.9%	$176	36.0%	$14	8.0%
Europe, Middle East and Africa	100	29.9%	202	41.2%	(102)	(50.5)%
Latin America	13	3.9%	33	6.7%	(20)	(60.6)%
Asia Pacific	31	9.3%	79	16.1%	(48)	(60.8)%
	$334	100.0%	$490	100.0%	$(156)	(31.8)%
North America Revenues
Revenues in North America were $190 million, or 56.9% of revenue, in the second quarter of fiscal 2017, reflecting an increase of $14 million compared to $176 million, or 36.0% of revenue, in the second quarter of fiscal 2016. Sales in the United States represented approximately 38.0% of total revenue in the second quarter of fiscal 2017, compared to 26.4% of total revenue in the second quarter of fiscal 2016 and sales in Canada represented approximately 18.9% of revenue in the second quarter of fiscal 2017, compared to 9.6% of revenue in the second quarter of fiscal 2016.
Revenues in North America increased compared to the second quarter of fiscal 2016 primarily due to an increase in Software & Services revenues due to the acquisitions in fiscal 2016 of Good and AtHoc, whose revenues are primarily derived from the North American market, partially offset by declines in Mobility Solutions and SAF revenues in North America for the reasons described above.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $100 million or 29.9% of revenue in the second quarter of fiscal 2017, reflecting a decrease of $102 million compared to $202 million or 41.2% of revenue in the second quarter of fiscal 2016. The

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

decrease in revenues is due to the continued erosion of service access fees and decreased hardware demand, partially offset by Software & Services revenue, and the sale of BlackBerry devices running the Android operating system.
Some of the larger markets comprising this region include the United Kingdom, Germany and South Africa.
Latin America Revenues
Revenues in Latin America were $13 million or 3.9% of revenue in the second quarter of fiscal 2017, reflecting a decrease of $20 million compared to $33 million or 6.7% of revenue in the second quarter of fiscal 2016. The decrease in revenues is primarily due to a reduction in service access fees revenue, as well as decreased hardware demand.
Asia Pacific Revenues
Revenues in Asia Pacific were $31 million or 9.3% of revenue in the second quarter of fiscal 2017, reflecting a decrease of $48 million compared to $79 million or 16.1% of revenue in the second quarter of fiscal 2016. The decrease in revenue is due to the reduction in service access fees revenue and decreased hardware demand, partially offset by the sale of BlackBerry devices running the Android operating system.
Gross Margin
Gross Margin by Segment

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Gross Margin	$125	$41	$84	$27	$(22)	$49	$67	$182	$(115)	$219	$201	$18
Gross margin increased by $18 million to $219 million, or 62.2% of revenue, in the second quarter of fiscal 2017, compared to $201 million, or 40.9% of revenue, in the second quarter of fiscal 2016.
In the first quarter of fiscal 2017, the Company stated that it expected non-GAAP gross margin in the second quarter of fiscal 2017 of approximately 50%. The non-GAAP gross margin in the second quarter of fiscal 2017 was approximately 62.2%, which was higher than expected due to a greater proportion of the Company’s revenue coming from Software & Services than expected, as well as the lower than expected decline in SAF. The Company expects the gross margin for the third quarter of fiscal 2017 to be between 55% and 60%.
Software & Services
Software & Services gross margin increased by $84 million to $125 million, or 80.1% of Software & Services revenue, in the second quarter of fiscal 2017, compared to $41 million, or 55.4% of Software & Services revenue, in the second quarter of fiscal 2016. The increase was primarily attributable to an increase in revenue as a result of the acquisitions of Good and AtHoc in the third quarter of fiscal 2016, as well as a reduction in the infrastructure cost component of cost of goods sold.
Excluding the relevant Q2 Fiscal 2017 Non-GAAP Adjustments, Software & Services gross margin increased by $67 million to $107 million, or 77.5% of Software & Services revenue, in the second quarter of fiscal 2017, compared to $40 million, or 54.8% of Software & Services revenue, in the second quarter of fiscal 2016.
Mobility Solutions
Mobility Solutions gross margin increased by $49 million to $27 million, or 25.7% of Mobility Solutions revenue, in the second quarter of fiscal 2017, compared to $(22) million, or (10.7)% of Mobility Solutions revenue, in the second quarter of fiscal 2016. The $49 million increase in Mobility Solutions gross margin was primarily attributable to a decrease in royalty expenses resulting from the Company’s LLA impairment recorded in the first quarter of fiscal 2017 and an increase in the average selling price of hardware, as noted above.
Excluding the relevant Q2 Fiscal 2017 Non-GAAP Adjustments, Mobility Solutions gross margin decreased by $47 million to $(69) million, or (65.7)% of Mobility Solutions revenue, compared to $(22) million, or (10.7)% of Mobility Solutions revenue, in the second quarter of fiscal 2016, primarily as a result of the write-down of inventory, partially offset by the reasons for the increase in the preceding paragraph.
In the first quarter of fiscal 2017, the Company stated that it expected that the operating loss in the second quarter of fiscal 2017 in its Mobility Solutions business would be less than half the operating loss in the first quarter of fiscal 2017. The

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

operating loss for Mobility Solutions in the second quarter of fiscal 2017 was $8 million, approximately 38% of the $21 million operating loss in the first quarter of fiscal 2017.
SAF
SAF gross margin decreased by $115 million to $67 million, or 73.6% of SAF revenue, in the second quarter of fiscal 2017, compared to $182 million, or 86.3% of service access fees revenue, in the second quarter of fiscal 2016.
The $115 million decrease in SAF gross margin was primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended August 31, 2016, compared to the quarter ended May 31, 2016 and the quarter ended August 29, 2015. The Company believes it is meaningful to also provide a comparison between the second quarter of fiscal 2017 and the first quarter of fiscal 2017 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	August 31, 2016		May 31, 2016		August 29, 2015
		% of Revenue		% of Revenue		% of Revenue
Revenue	$334		$400		$490
Operating expenses
Research and development (1)(2)(3)	$85	25.4%	$89	22.3%	$122	24.9%
Selling, marketing and administration (1)(2)(3)	139	41.6%	129	32.3%	186	38.0%
Amortization	44	13.2%	54	13.5%	67	13.7%
Impairment of goodwill (3)	—	—%	57	14.2%	—	—%
Impairment of long-lived assets (3)	—	—%	501	125.2%	—	—%
Abandonment of long-lived assets(1)(2)(3)	—	—%	3	0.8%	5	1.0%
Write-down of assets held for sale (1)	123	36.8%	—	—%	—	—%
Debentures fair value adjustment (1)(3)	62	18.6%	(24)	(6.0)%	(228)	(46.5)%
Total	$453	135.6%	$809	202.3%	$152	31.1%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2017 Non-GAAP Adjustments on operating expenditures in the second quarter of fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2016 Non-GAAP Adjustments on operating expenditures in the second quarter of fiscal 2016.

(3)
In the first quarter of fiscal 2017, the Company recorded non-cash income associated with a change in the fair value of the 6% Debentures of approximately $24 million, the LLA impairment charge of $501 million, goodwill impairment charge of $57 million, CORE program recoveries of approximately $2 million in selling, marketing and administration expenses, RAP charges of approximately $2 million and $16 million in research and development and selling, marketing and administration expenses, respectively, stock compensation expense of $4 million and $8 million in research and development and selling, marketing and administration expenses, respectively, acquired intangibles amortization of $28 million, and $7 million in business acquisition and integration costs in selling, marketing and administration expenses (the “Q1 Fiscal 2017 Non-GAAP Adjustments”).

Operating expenses decreased by $356 million, or 44.0%, to $453 million, or 135.6% of revenue, in the second quarter of fiscal 2017, compared to $809 million, or 202.3% of revenue, in the first quarter of fiscal 2017. Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $9 million. The decrease was primarily attributable to a decrease in amortization expense, reduced salaries and benefits costs and a decrease in foreign exchange losses, partially offset by an increase in legal fees and facilities costs in the second quarter of fiscal 2017. The Company stated at the end of the first quarter of fiscal 2017 that it expected operating expenses to increase modestly in the second quarter of fiscal 2017.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating expenses increased by $301 million, or 198.0%, to $453 million or 135.6% of revenue in the second quarter of fiscal 2017, compared to approximately $152 million or 31.1% of revenue in the second quarter of fiscal 2016. Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, operating expenses decreased by $82 million. This decrease was primarily attributable to a decrease in amortization expense, reduced salaries and benefits, a decrease in foreign exchange losses and decreases in marketing and advertising expense.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $37 million, or 30.3%, to $85 million in the second quarter of fiscal 2017, compared to $122 million in the second quarter of fiscal 2016. Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, research and development expenses decreased by $23 million. The decrease was primarily attributable to reduced salaries and benefits costs, as well as reductions in research costs related to the Mobility Solutions business and outsourcing costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $47 million, or 25.3%, to $139 million in the second quarter of fiscal 2017 compared to $186 million in the second quarter of fiscal 2016. Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $14 million. The decrease was primarily attributable to decrease in foreign exchange losses and reduced marketing and advertising costs, partially offset by increased legal fees and consulting costs.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the second quarter of fiscal 2017 compared to the second quarter of fiscal 2016. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Property, plant and equipment	$8	$22	$(14)	$12	$10	$2
Intangible assets	36	45	(9)	1	86	(85)
Total	$44	$67	$(23)	$13	$96	$(83)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $23 million to $44 million for the second quarter of fiscal 2017, compared to $67 million for the second quarter of fiscal 2016. The decrease in amortization expense reflects the lower cost base of assets as a result of the RAP and the LLA Impairment Charge.
Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, amortization decreased by $40 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $83 million to $13 million for the second quarter of fiscal 2017, compared to $96 million for second quarter of fiscal 2016. The decrease primarily reflects the lower cost base of assets as a result of the LLA Impairment Charge and patent abandonments during fiscal 2017.
Investment Loss
Investment loss, which includes the interest expense from the 6% Debentures, increased by $4 million to $16 million in the second quarter of fiscal 2017 from $12 million in the second quarter of fiscal 2016. The increase in investment loss is primarily

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

attributable to investment income in the prior year quarter from distributions from a former equity-based investment and recovery from a previously impaired investment which were not repeated in the current quarter, and lower average cash and investment balances. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the second quarter of fiscal 2017, the Company’s net effective income tax expense rate was approximately 0%, compared to a net effective income tax recovery rate of approximately 142% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the 6% Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the second quarter of fiscal 2017 was $372 million, reflecting a decrease in net income of $423 million, compared to net income of $51 million in the second quarter of fiscal 2016. Excluding the impact of the relevant Q2 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2016 Non-GAAP Adjustments, the Company’s net loss was $1 million compared to net loss of $66 million, reflecting a decrease in net loss of $65 million primarily due to a reduction in operating expenditures and an increase in the Company’s gross margin.
For the second quarter of fiscal 2017, basic and diluted loss per share was $0.71, compared to $0.10 basic earnings per share and $0.24 diluted loss per share for the same period in the prior fiscal year. The Company expects a non-GAAP loss per share of approximately $0.00 to $0.05 in fiscal 2017.
Common Shares Outstanding
On September 23, 2016, there were 524 million common shares, options to purchase 1 million common shares, 25 million restricted share units and 0.5 million deferred share units outstanding. In addition, 125 million common shares were issuable upon conversion in full of the 6% Debentures, prior to their redemption. An aggregate of 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.
Results of Operations - Six months ended August 31, 2016 compared to six months ended August 29, 2015
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Six Months Ended
	August 31, 2016		August 29, 2015		Change
Revenue(1)	$734	100.0%	$1,148	100.0%	$(414)
Gross margin (1)(2)	252	34.3%	495	43.1%	(243)
Operating expenses (1)(2)	1,262	171.9%	373	32.5%	889
Income (loss) before income taxes	(1,041)	(141.8%)	94	8.2%	(1,135)
Recovery of income taxes	1	0.1%	(25)	(2.2%)	26
Net income (loss)	$(1,042)	(142.0%)	$119	11.0%	$(1,161)

Earnings (loss) per share - reported
Basic	$(1.99)		$0.23		$(2.22)
Diluted	$(1.99)		$(0.34)		$(1.65)

Weighted-average number of shares outstanding (000’s)
Basic	522,362		527,775
Diluted	522,362		667,459

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on revenue, gross margin and operating expenses in fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2016.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue
Revenue by Segment

	For the Six Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Revenue	$322	$211	$111	$257	$475	($218)	$197	$463	($266)	$776	$1,149	($373)
Software & Services
Software & Services revenue increased by $111 million, or 52.6%, to $322 million, or 41.5% of revenue, in the first six months of fiscal 2017, compared to $211 million, or 18.4% of revenue, in the first six months of fiscal 2016. Software & Services revenue grew 121% year-over-year in the first six months of fiscal 2017.
Excluding the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, Software & Services revenue increased by $70 million, or 33.3%, to $280 million, or 38.1% of revenue, compared to $210 million, or 18.3% of revenue, in the first six months of fiscal 2016.
The $70 million increase in Software & Services revenue was primarily attributable to the acquisitions of Good and AtHoc in the third quarter of fiscal 2016 and an increase in revenues generated from BBM, which was partially offset by a decrease in revenue from intellectual property licensing due to the Company recognizing revenues relating to a significant licensing agreement in the first six months of fiscal 2016.
Mobility Solutions
Mobility Solutions revenue was $257 million, or 33.1% of revenue, in the first six months of fiscal 2017 compared to $475 million, or 41.3% of revenue, in the first six months of fiscal 2016, representing a decrease of $218 million, or 45.9%.
The $218 million decrease in Mobility Solutions revenue was primarily attributable to decreased demand and the Company’s aging product portfolio, which was partially offset by an increase in the average selling price of the Company's devices.
The Company recognized revenue related to approximately 0.9 million BlackBerry handheld devices in the first six months of fiscal 2017, compared to approximately 1.9 million BlackBerry handheld devices in the first six months of fiscal 2016.
During the first six months of fiscal 2017, approximately 1.1 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the first six months of fiscal 2017 and reduced the Company’s inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 2.4 million in the first six months of fiscal 2016.
SAF
SAF revenue decreased by $266 million, or 57.5%, to $197 million, or 25.4% of revenue, in the first six months of fiscal 2017, compared to $463 million, or 40.3% of revenue, in the first six months of fiscal 2016.
The decrease in SAF revenue is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first six months of fiscal 2016.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin
Gross Margin by Segment

	For the Six Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Gross Margin	$259	$148	$111	$39	$(20)	$59	$147	$404	$(257)	$445	$532	$(87)
Gross margin decreased by $87 million to $445 million, or 57.3% of revenue, in the first six months of fiscal 2017, compared to $532 million, or 46.3% of revenue, in the first six months of fiscal 2016.
Software & Services
Software & Services gross margin increased by $111 million to $259 million, or 80.4% of Software & Services revenue, in the first six months of fiscal 2017, compared to $148 million, or 70.1% of Software & Services revenue, in the first six months of fiscal 2016. The increase was primarily attributable to the reasons specified above, as well as a reduction in infrastructure costs within cost of goods sold.
Excluding the relevant Fiscal 2017 Non-GAAP Adjustments, Software & Services gross margin increased by $70 million to $217 million, or 77.5% of Software & Services revenue, in the first six months of fiscal 2017, compared to $147 million, or 70.0% of Software & Services revenue, in the first six months of fiscal 2016.
Mobility Solutions
Mobility Solutions gross margin increased by $59 million to $39 million, or 15.2% of Mobility Solutions revenue, in the first six months of fiscal 2017, compared to $(20) million, or (4.2)% of Mobility Solutions revenue, in the first six months of fiscal 2016. The $59 million increase in Mobility Solutions gross margin was primarily attributable to a decrease in royalty expense resulting from the Company’s LLA impairment recorded in the first six months of fiscal 2017 and an increase in the average selling price of hardware.
Excluding the relevant Fiscal 2017 Non-GAAP Adjustments, Mobility Solutions gross margin decreased by $78 million to $(98) million, or (38.1)% of revenue, compared to $(20) million, or (4.2)% of revenue, in the first six months of fiscal 2016, primarily as a result of the write-down of inventory, partially offset by the reasons for the increase noted in the preceding paragraph.
SAF
SAF gross margin decreased by $257 million to $147 million, or 74.6% of SAF revenue, in the first six months of fiscal 2017, compared to $404 million, or 87.3% of service access fees revenue, in the first six months of fiscal 2016.
The $257 million decrease in SAF gross margin was primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or switch to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the six months ended August 31, 2016, compared to the six months ended August 29, 2015.

	For the Six Months Ended
	(in millions)
	August 31, 2016		August 29, 2015		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$734		$1,148		$(414)	(36.1%)
Operating expenses
Research and development (1)(2)	$174	23.7%	$261	22.7%	$(87)	(33.3)%
Selling, marketing and administration (1)(2)	268	36.5%	359	31.3%	(91)	(25.3)%
Amortization	98	13.4%	132	11.5%	(34)	(25.8)%
Impairment of goodwill (1)	57	7.8%	—	—%	57	—%
Impairment of long-lived assets (1)	501	68.3%	—	—%	501	—%
Abandonment of long-lived assets(1)(2)	3	0.4%	6	0.5%	(3)	(50.0)%
Write-down of assets held for sale (1)	123	16.8%	—	—%	123	—%
Debentures fair value adjustment (1)	38	5.2%	(385)	(33.5)%	423	(109.9)%
Total	$1,262	172.1%	$373	32.5%	$889	238.3%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on operating expenditures in fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on operating expenditures in fiscal 2016.
Research and Development Expenses
Research and development expenses decreased by $87 million to $174 million, or 23.7% of revenue, in the first six months of fiscal 2017, compared to $261 million, or 22.7% of revenue, in the first six months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, research and development expenses decreased by $60 million. The decrease is primarily attributable to reduced salaries and benefits costs, as well as reductions in outsourcing costs and research costs related to the Mobility Solutions business compared to the first six months of fiscal 2016.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $91 million to $268 million for the first six months of fiscal 2017 compared to approximately $359 million for the comparable period in fiscal 2016. As a percentage of revenue, selling, marketing and administration expenses increased to 36.5% in the first six months of fiscal 2017 as compared to 31.3% in the first six months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $52 million. The decrease is primarily attributable to a decrease in foreign exchange losses, reduced marketing and advertising costs and a decrease in facilities costs, partially offset by an increase in consulting costs compared to the first six months of fiscal 2016.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the six months ended August 31, 2016 compared to the six months ended August 29, 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	August 31, 2016	August 29, 2015	Change	August 31, 2016	August 29, 2015	Change
Property, plant and equipment	$20	$42	$(22)	$24	$26	$(2)
Intangible assets	78	90	(12)	7	169	(162)
Total	$98	$132	$(34)	$31	$195	$(164)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $34 million to $98 million in the first six months of fiscal 2017 compared to $132 million for the comparable period in fiscal 2016. The decrease in amortization expense reflects the lower cost base of assets as a result of the RAP and the LLA Impairment Charge.
Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, amortization decreased by $70 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $164 million to $31 million in the first six months of fiscal 2017 compared to $195 million for the comparable period in fiscal 2016. This decrease primarily reflects the lower cost base of assets as a result of the LLA Impairment Charge and patent abandonments during fiscal 2017.
Investment Loss
Investment loss, which includes the interest expense from the 6% Debentures, decreased by $3 million to $31 million in the first six months of fiscal 2017, from $28 million in the comparable period of fiscal 2016. The decrease is primarily attributable to the recognition of other-than-temporary impairment on cost-based investments and a lower average cash and investments balance. See “Financial Condition – Liquidity and Capital Resources”.
Income Taxes
For the first six months of fiscal 2017, the Company’s net effective income tax expense rate was approximately 0%, compared to a net effective income tax recovery rate of approximately 27% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and the gain from the change in fair value of the 6% Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the first six months of fiscal 2017 was $1,042 million or $1.99 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net income of $1,161 million compared to net income of approximately $119 million, or $0.23 basic income per share and $0.34 diluted loss per share in the first six months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, the Company’s net loss for the first six months of fiscal 2017 was $2 million compared to a net loss of $71 million for the first six months of fiscal 2016, reflecting a decrease in net loss of $68 million primarily due to a reduction in operating expenditures, partially offset by a reduction in the Company’s gross margin.
Basic and diluted loss per share was $1.99 in the first six months of fiscal 2017, compared to basic income per share of $0.23 and diluted loss per share of $0.34 in the first six months of fiscal 2016, due to the reasons noted above.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The weighted average number of shares outstanding was approximately 522 million common shares for basic and diluted loss per share for the six months ended August 31, 2016, and approximately 528 million common shares for basic earnings per share and approximately 667 million common shares for diluted loss per share for the six months ended August 29, 2015.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 31, 2016. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2017		Fiscal Year 2016				Fiscal Year 2015
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	$334	$400	$464	$548	$490	$658	$660	$793
Gross margin	98	154	210	236	185	310	318	410
Operating expenses	453	809	451	340	152	221	424	549
Income (loss) before income taxes	(371)	(670)	(256)	(120)	21	73	(1)	(160)
Provision for (recovery of) income taxes	1	—	(18)	(31)	(30)	5	(29)	(12)
Net income (loss)	(372)	$(670)	$(238)	$(89)	$51	$68	$28	$(148)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$0.10	$0.13	$0.05	$(0.28)
Diluted earnings (loss) per share	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$(0.24)	$(0.10)	$0.05	$(0.28)

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $150 million to approximately $2.47 billion as at August 31, 2016 from approximately $2.62 billion as at February 29, 2016, primarily as a result of lower net income before amortization and net changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 31, 2016. The debt redemption and new issuance occurred after the end of the quarter as noted above in “Business Overview”.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 31, 2016	February 29, 2016	Change
Cash and cash equivalents	$1,687	$957	$730
Restricted cash	53	50	3
Short-term investments	413	1,420	(1,007)
Long-term investments	321	197	124
Cash, cash equivalents, and investments	$2,474	$2,624	$(150)

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company as at August 31, 2016 and February 29, 2016:

	As at (in millions)
	August 31, 2016	February 29, 2016	Change
Current assets	$2,639	$3,268	$(629)
Current liabilities	2,141	1,039	1,102
Working capital	$498	$2,229	$(1,731)
Current Assets
The decrease in current assets of $629 million at the end of the second quarter of fiscal 2017 from the end of the fourth quarter of fiscal 2016 was primarily due to decreases in short-term investments of $1,007 million, assets held for sale of $128 million, accounts receivable of $116 million, inventories of $102 million and other current assets of $29 million, partially offset by an increase in cash and cash equivalents of $730 million and income taxes receivable of $27 million.
At August 31, 2016, accounts receivable was $222 million, a decrease of $116 million from February 29, 2016. The decrease reflects the lower revenues recognized in the second quarter of fiscal 2017, as well as a decrease in days sales outstanding to 62 days in the second quarter of fiscal 2017 from 68 days at the end of the fourth quarter of fiscal 2016.
At August 31, 2016, income taxes receivable was $27 million, an increase of $27 million from February 29, 2016. The increase in income tax receivable was due to changes in tax liabilities previously recorded.
At August 31, 2016, inventories were $41 million, a decrease of $102 million from February 29, 2016. The decrease in inventories was primarily due to the write-down of inventories.
At August 31, 2016, other current assets were $73 million, a decrease of $29 million from February 29, 2016. The decrease in other current assets was due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue.
Current Liabilities
The increase in current liabilities of $1,102 million at the end of the second quarter of fiscal 2017 from the end of the fourth quarter of fiscal 2016 was primarily due to an increase in the current portion of long-term debt, partially offset by decreases in accrued liabilities and deferred revenue. As at August 31, 2016, accrued liabilities were $274 million, reflecting a decrease of $94 million from February 29, 2016, which was primarily attributable to decreases in vendor liabilities, restructuring and manufacturing accruals compared to the fourth quarter of fiscal 2016. Deferred revenues were $310 million as at August 31, 2016, reflecting a decrease of $82 million from February 29, 2016, which was primarily attributable to the recognition of devices sold through to end users.
Cash flows for the six months ended August 31, 2016 compared to the six months ended August 29, 2015 were as follows:

	For the Six Months Ended
	(in millions)
	August 31, 2016	August 29, 2015	Change
Net cash flows provided by (used in):
Operating activities	$(93)	$244	$(337)
Investing activities	843	23	820
Financing activities	(21)	(43)	22
Effect of foreign exchange on cash and cash equivalents	1	(10)	11
Net increase in cash and cash equivalents	$730	$214	$516
Operating Activities
The decrease in net cash flows provided by operating activities of $337 million for the first six months of fiscal 2017 primarily reflects the lower amount of net income after adjustments for non-cash items and net changes in working capital.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities
During the six months ended August 31, 2016, cash flows provided by investing activities were $843 million and included cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $865 million, offset by intangible asset additions of $19 million, acquisitions of property, plant and equipment of $7 million, and business acquisitions, net of cash acquired of $5 million. For the same period in the prior fiscal year, cash flows provided by investing activities were $23 million and included cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $124 million, intangible asset additions of $31 million, acquisitions of property, plant and equipment of $21 million, and business acquisitions, net of cash acquired of $53 million. The high proceeds on sale or maturity of short-term and long-term investments was due to the cash required for the Redemption Amount.
Financing Activities
The decrease in cash flows used in financing activities was $22 million for the first six months of fiscal 2017 and was primarily attributable to the payment of contingent consideration from business acquisitions in the first quarter of fiscal 2017 and the repurchase of debentures under the NCIB in the second quarter of fiscal 2017.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $761 million as at August 31, 2016, including future interest payments of $315 million on the 6% Debentures, purchase orders with contract manufacturers in the amount of $71 million, and operating lease obligations of $151 million. The Company also has commitments on account of capital expenditures of approximately $2 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at August 31, 2016 decreased by $99 million as compared to the February 29, 2016 balance of approximately $860 million, which was primarily attributable to decreases in interest payments on the 6% Debentures and purchase orders with contract manufacturers.
As noted in "Business Overview - Debt Redemption and New Issuance", the Company announced on August 26, 2016 that it would redeem the 6% Debentures and issue the 3.75% Debentures.  These events occurred after the end of the second quarter of fiscal 2017.  If these subsequent events are included as at August 31, 2016, the Company’s future interest payments decline to $95 million.
Debenture Financing and Other Funding Sources
See Note 9 to the Consolidated Financial Statements for a description of the 6% Debentures and 3.75% Debentures.
The Company has $46 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $2.47 billion as at August 31, 2016. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to reallocate resources through the RAP and to attain further cost savings. The Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 31, 2016, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  See Note 13 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas, as described below:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the second quarter of fiscal 2017 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead were incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At August 31, 2016, approximately 3% of cash and cash equivalents, 31% of accounts receivables and 20% of accounts payable were denominated in foreign currencies (February 29, 2016 – 10%, 30% and 16%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 6% Debentures, which will be replaced by the 3.75% Debentures, both with fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the outstanding debentures. The fair value of the outstanding debentures fluctuates with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at August 31, 2016 was $11 million (February 29, 2016 - $10 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There was no customer that comprised more than 10% of accounts receivable as at August 31, 2016 or February 29, 2016. Additionally, there were no customers that comprised more than 10% of the Company’s revenue in the second quarter of fiscal 2017 or the second quarter of fiscal 2016. During the second quarter of fiscal 2017, the percentage of the Company’s receivable balance that was past due increased by 0.4% compared to the fourth quarter of fiscal 2016. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company’s recent challenges. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the six months ended August 31, 2016 the Company recorded $7 million in other-than-temporary impairment charges related to certain cost-based investments (six months ended August 29, 2015 - nil)

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

See Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended August 31, 2016, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2016.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2016 and ended on August 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 28, 2016

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2016.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2016 and ended on August 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 28, 2016

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	September 28, 2016	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer